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Exhibit (a)(1)(H)

        Second Amendment and Supplement
to the
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Share Purchase Rights)
of
ESMARK INCORPORATED
at
$19.25 NET PER SHARE
by

OAO SEVERSTAL
on behalf of its indirect wholly-owned subsidiary to be formed prior to the expiration of the offer

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON JULY 18, 2008, UNLESS THE OFFER IS EXTENDED

           THE OFFER IS BEING MADE PURSUANT TO THE OFFER TO PURCHASE DATED MAY 30, 2008 AND THE FIRST AMENDMENT AND SUPPLEMENT TO THE OFFER TO PURCHASE DATED JUNE 5, 2008 (TOGETHER, AS AMENDED OR SUPPLEMENTED FROM TIME TO TIME, THE "OFFER TO PURCHASE") AND THIS SECOND AMENDMENT AND SUPPLEMENT TO THE OFFER TO PURCHASE (THIS "SUPPLEMENT"). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS ("SHARES"), OF ESMARK INCORPORATED ("ESMARK" OR THE "COMPANY") THAT, WHEN ADDED TO THE SHARES (IF ANY) THEN OWNED BY OAO SEVERSTAL ("SEVERSTAL"), THE INDIRECT WHOLLY-OWNED SUBSIDIARY OF SEVERSTAL TO BE FORMED PRIOR TO THE EXPIRATION OF THE OFFER ("PURCHASER") OR ANY OF SEVERSTAL'S OTHER SUBSIDIARIES, SHALL CONSTITUTE A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (INCLUDING, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE EXERCISE OF ANY OPTIONS OR RIGHTS (OTHER THAN THE PREFERRED SHARE PURCHASE RIGHTS)) AND (II) THE PERIOD OF TIME FOR ANY APPLICABLE REVIEW PROCESS BY THE COMMITTEE ON FOREIGN INVESTMENT IN THE UNITED STATES UNDER THE EXON-FLORIO AMENDMENT TO THE DEFENSE PRODUCTION ACT OF 1950, AS AMENDED, HAVING EXPIRED OR HAVING BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS SUPPLEMENT. SEE SECTION 10 OF THIS SUPPLEMENT, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

           THE OFFER IS NOT CONDITIONED ON SEVERSTAL OR PURCHASER OBTAINING FINANCING.

           The Board of Directors of the Company has unanimously (I) determined that the Agreement and Plan of Merger, dated as of June 25, 2008 (the "Merger Agreement"), between Severstal and the Company and the transactions contemplated thereby, including each of the Offer and the Merger (as defined below), are advisable and fair to and in the best interest of the holders of Shares, (II) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and (III) resolved to recommend that the holders of Shares accept the Offer, tender Shares into the Offer, and adopt the Merger Agreement.

           Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary identified on the back cover of this Supplement or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

           A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase and Section 2 of this Supplement.

           Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case, as set forth on the back cover of this Supplement. Requests for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Severstal's expense, on behalf of Purchaser. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. The associated Rights (as defined herein) are currently evidenced by the certificates representing the Shares, and, by tendering Shares, a stockholder will also tender the associated Rights.

           THIS SUPPLEMENT, THE ACCOMPANYING LETTER OF TRANSMITTAL AND THE OFFER TO PURCHASE CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ EACH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Dealer Manager for the Offer is:

MERRILL LYNCH & CO.

July 2, 2008

SUMMARY TERM SHEET

        OAO Severstal, on behalf of its indirect wholly-owned subsidiary to be formed in the State of Delaware prior to the expiration of this offer, is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of Esmark Incorporated (together with the associated Rights) for $19.25 net per share in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2008 and the First Amendment and Supplement to the Offer to Purchase dated June 5, 2008 (together, as amended or supplemented from time to time, the "Offer to Purchase") as modified by this Second Amendment and Supplement to the Offer to Purchase (this "Supplement") and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Esmark, may have and answers to those questions. This summary term sheet highlights selected information from the Offer to Purchase and this Supplement and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer to Purchase, this Supplement and the accompanying Letter of Transmittal. To better understand our offer to you and for a complete description of the legal terms of the offer, you should read the Offer to Purchase, this Supplement and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers or the Dealer Manager at its address and telephone number, in each case as set forth on the back cover of this Supplement.

WHY IS SEVERSTAL SENDING THIS SUPPLEMENT?

  •
  There have been recent developments relating to the offer. On June 25, 2008, Severstal entered into a merger agreement with Esmark and, in accordance with the merger agreement, Severstal has increased the price per share that it, on behalf of Purchaser, is offering to pay from $17.00 to $19.25. Severstal is sending this Supplement to offer you the higher price per share and to inform you of the terms and conditions of the merger agreement. See Section 9 of this Supplement.

WHAT DOES THE BOARD OF DIRECTORS OF ESMARK THINK OF THE OFFER?

  •
  Esmark's Board of Directors has unanimously (i) determined that the merger agreement and each of the transactions contemplated by the merger agreement, including the offer and the merger, is advisable, fair to and in the best interests of Esmark and its stockholders, (ii) approved the merger agreement and the offer and the merger in accordance with Delaware law, and (iii) recommended acceptance of the offer and adoption of the merger agreement by Esmark's stockholders. See the "Introduction" to this Supplement.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

  •
  Severstal, on behalf of Purchaser, is offering to pay $19.25 per share, net to you in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in the Offer to Purchase, this Supplement and the accompanying Letter of Transmittal. If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay any brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to each of this Supplement and the Offer to Purchase.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

  •
  The offer is conditioned upon, among other things:

  •
  there having been validly tendered and not properly withdrawn prior to the expiration of the offer at least that number of shares of Esmark common stock that, when added to the shares, if any, then owned by Severstal or any of its subsidiaries, shall constitute a majority of the outstanding shares of Esmark common stock on a fully diluted basis immediately prior to the expiration of the offer (including, without limitation, all shares issuable upon the exercise of any options or rights (other than the preferred share purchase rights)); and

  •
  the period of time for any applicable review process by the Committee on Foreign Investment in the United States under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended, having expired or having been terminated prior to the expiration of the offer.

  •
  The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired at 11:59 p.m., Eastern Daylight Time, on June 30, 2008, thereby satisfying a condition to the offer set forth in the merger agreement.

  •
  The offer is also subject to certain other conditions described in Section 10 of this Supplement.

HAVE ANY STOCKHOLDERS OF ESMARK AGREED TO TENDER THEIR SHARES?

  •
  Yes. In connection with Severstal entering into the merger agreement, certain of Esmark's stockholders entered into an agreement to tender all of their shares of Esmark common stock (which represent approximately 60% of the outstanding common stock), and to vote in favor of the merger, subject to the terms and conditions of such agreement to tender. See Section 4 of this Supplement.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

  •
  You will have until 5:00 p.m., New York City time, on July 18, 2008 to decide whether to tender your shares in the offer, unless we extend the offer, in which event you will have until the expiration date of the offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 of the Offer to Purchase and Section 2 of this Supplement.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

  •
  We may, in our discretion, but subject to applicable law, extend the period of time during which the offer remains open. We may extend the offer if the conditions to the offer have not been satisfied.

  •
  In addition, we may also elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if we include one, will be an additional period of not less than three business days nor more than 20 business days after we have accepted for payment and made payment for shares in the offer. You will not have withdrawal rights during any subsequent offering period. See Sections 1 and 2 of the Offer to Purchase.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

  •
  If we decide to extend the offer, or if we decide to provide for a subsequent offering period, we will inform Citibank, N.A., the Depositary for this offer, of that fact, and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was previously scheduled to expire. See Section 1 of the Offer to Purchase.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

  •
  In order to purchase all of the issued and outstanding shares (which, as of June 25, 2008, is equal to 39,510,321 shares outstanding (other than those, if any, already owned by Severstal and any of its subsidiaries), plus shares that may be issued pursuant to stock option, stock award and other agreements, pursuant to the offer, Purchaser will need approximately $808 million. Severstal has cash on hand sufficient for Purchaser's acquisition of all of the shares of Esmark, the subsequent merger between Purchaser and Esmark and for general working capital purposes. The offer is not conditioned upon Severstal or Purchaser obtaining financing. See Section 5 of this Supplement.

IS PURCHASER'S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

  •
  No. Purchaser will be organized solely in connection with this offer and the second-step merger described in the Offer to Purchase and this Supplement and, prior to the expiration of the offer, will not carry on any activities other than in connection with the offer and the second-step merger. Because the form of payment consists solely of cash that will be provided to Purchaser by Severstal and because of the lack of any relevant historical information concerning Purchaser, Purchaser's financial condition is not relevant to your decision to tender in this offer. See Section 9 of the Offer to Purchase.

HOW DO I TENDER MY SHARES?

        To tender your shares in the offer, you must:

  •
  complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with your share certificates, and any other required documents, to the Depositary as set forth in Section 3 of the Offer to Purchase and Section 2 of this Supplement;

  •
  tender your shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase; or

  •
  if your share certificates are not immediately available or if you cannot deliver your share certificates, and any other required documents, to the Depositary prior to the expiration of the offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your shares if you comply with the guaranteed delivery procedures described in Section 3 of the Offer to Purchase and Section 2 of this Supplement.

IF I ALREADY TENDERED MY SHARES, DO I HAVE TO DO ANYTHING NOW?

  •
  No. Shares previously tendered pursuant to the Offer to Purchase, and the previously circulated Letter of Transmittal and any amendments to those documents, and not withdrawn, constitute valid tenders for purposes of the offer. Therefore, stockholders who have validly tendered and not withdrawn their shares are not required to take any further action with respect to such shares in order to receive the increased offer price if shares are accepted for payment and paid for by us pursuant to the offer, except as may be required by the guaranteed delivery procedure if that procedure was utilized. See the "Introduction" and Section 3 of the Offer to Purchase and Section 2 of this Supplement.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

  •
  You may withdraw previously tendered shares any time prior to the expiration of the offer, and, unless Purchaser has accepted the shares pursuant to the offer, you may also withdraw any tendered shares at any time after July 29, 2008. Shares of common stock tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4 of the Offer to Purchase.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

  •
  If Purchaser accepts for payment and pays for at least the number of shares that, when added to shares already owned by Severstal or any of its subsidiaries, shall constitute a majority of the outstanding shares on a fully diluted basis, Purchaser will subsequently merge with and into Esmark. If the second-step merger occurs, Esmark will become an indirect wholly-owned subsidiary of Severstal, and each issued and then outstanding share (other than any shares held in the treasury of Esmark, or owned by Severstal or any of its subsidiaries or held by Esmark stockholders properly seeking appraisal for their shares) shall be canceled and converted automatically into the right to receive $19.25 per share in cash, less any applicable withholding taxes and without interest. See the "Introduction" and Section 9 of this Supplement.

IF A MAJORITY OF SHARES ARE TENDERED AND ARE ACCEPTED FOR PAYMENT, WILL ESMARK CONTINUE AS A PUBLIC COMPANY?

  •
  If the second-step merger occurs, Esmark will no longer be publicly owned. Even if the second-step merger does not occur, if Purchaser purchases all shares which have been tendered, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through the NASDAQ Global Select Market or any other securities market, there may not be a public trading market for the shares, and Esmark may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 13 of the Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

  •
  If you decide not to tender your shares in the offer and the second-step merger occurs as described above, the merger will provide you with the right to receive the same amount of cash per share as if you had tendered your shares in the offer. See Section 13 of the Offer to Purchase.

  •
  If you decide not to tender your shares in the offer and the second-step merger does not occur, and Purchaser purchases shares which have been tendered, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through the NASDAQ Global Select Market or any other securities market, there may not be a public trading market for the shares, and Esmark may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. If Purchaser purchases Shares in the offer, it is Severstal's current intention to cause the proposed second-step merger to occur. Following acceptance of Shares for payment but prior to the second-step merger, or if the second-step merger does not occur as described above, Severstal and its affiliates reserve the right at any time, subject to applicable law, to purchase shares of common stock in the open market, through privately negotiated sales or otherwise at any price Severstal or Purchaser may determine, whether higher or lower than that paid in the offer. See Section 13 of the Offer to Purchase.

  •
  Following the offer, it is possible that the shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which case your shares may no longer be used as collateral for loans made by brokers. See Section 13 of the Offer to Purchase.

ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

  •
  Appraisal rights are not available in connection with the offer. However, if the proposed second-step merger takes place, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect such holder's right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights under Delaware law. See Section 11 of the Offer to Purchase.

WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER?

  •
  In general, your sale of shares pursuant to the offer and the second-step merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer and the second-step merger in light of your particular circumstances. See Section 5 of the Offer to Purchase.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

  •
  You can call MacKenzie Partners, Inc., the Information Agent, toll-free at 800-322-2885 (banks and brokers may call collect at 212-929-5500) or Merrill Lynch & Co., the Dealer Manager, toll-free at 877-653-2948. See the back cover of this Supplement.

        Except as otherwise set forth in this Supplement, references to "dollars" and "$" shall be to United States dollars.

To the Holders of Common Stock of Esmark Incorporated:

INTRODUCTION

        The following information (this "Supplement") amends and supplements the Offer to Purchase dated May 30, 2008 and the First Amendment and Supplement to the Offer to Purchase dated June 5, 2008 (together, as amended or supplemented from time to time, the "Offer to Purchase"), of OAO Severstal, a Russian joint stock company ("Severstal"), on behalf of its indirect wholly-owned subsidiary to be formed in the State of Delaware prior to the expiration of this offer ("Purchaser"), pursuant to which Severstal, on behalf of Purchaser, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Esmark Incorporated, a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of June 13, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent, for $19.25 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the accompanying Letter of Transmittal (which, together with the Offer to Purchase and this Supplement and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). See Section 8 of the Offer to Purchase and Section 4 of this Supplement for additional information concerning Severstal and Purchaser.

        This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the accompanying Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and related Letter of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

        Procedures for tendering Shares are set forth in Section 3 ("Procedure for Accepting the Offer and Tendering Shares") of the Offer to Purchase, as supplemented by Section 2 of this Supplement.

        SHARES PREVIOUSLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS WHO HAVE VALIDLY TENDERED AND NOT WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE OFFER PRICE OF $19.25 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

        On June 25, 2008, Severstal and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things, that Severstal will amend the Offer to increase the purchase price per Share in the Offer to $19.25, net to the seller in cash, and that after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation and will become an indirect wholly-owned subsidiary of Severstal. At the effective time of the Merger, each Share then outstanding (other than Shares held by the Company, Severstal, Purchaser or any other direct or indirect wholly owned subsidiary of Severstal and Shares held by stockholders of the Company who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL) shall be canceled and converted automatically into the right to receive $19.25 per Share in cash without interest. For a discussion of the material terms of the Merger Agreement, see Section 9 of this Supplement.

        As a condition and inducement to Severstal's entering into the Merger Agreement, Franklin Mutual Advisers, LLC ("FMA"), as agent for each of the funds listed on the signature page thereto (each, a "Supporting Stockholder"), entered into a Tender and Support Agreement (the "Support Agreement") with Severstal. The Supporting Stockholders own an aggregate of 23,740,689 Shares, representing approximately 60% of the Shares outstanding as of the close of business on June 25, 2008. For a discussion of the material terms of the Support Agreement, see Section 4 of this Supplement.

        On June 25, 2008, Severstal entered into an Assignment and Assumption Agreement (the "Assignment") with Essar Steel Holdings Limited ("Essar Steel"), whereby Severstal purchased from Essar Steel all of the loans under the (i) Term Loan Agreement, dated as of May 2, 2008, by and among the Company, Esmark Steel Services Group, Inc., the other loan parties thereto, the lenders party thereto, and Essar Steel, as administrative agent, and (ii) the Amended and Restated Term Loan Agreement, dated as of May 5, 2008, among Wheeling-Pittsburgh Corporation, Wheeling Pittsburgh Steel Corporation and Essar Steel, as lender and administrative agent (together, the "Essar Financing Agreements"). Under the terms of the Assignment, Severstal, on behalf of the Company, also paid Essar Steel certain termination and change of control fees and prepayment penalties in connection with the termination of the Memorandum of Agreement with Essar Steel, including the $25 million termination fee, inclusive of expenses, and the termination of the Essar Financing Agreements, including a $20.3 million payment in lieu of the exercise by Essar Steel of its conversion option under the Essar Financing Agreements. See Section 6 of this Supplement.

        THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE ADVISABLE AND FAIR TO AND IN THE BEST INTEREST OF THE HOLDERS OF SHARES, (II) APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND MERGER, AND (III) RESOLVED TO RECOMMEND THAT THE HOLDERS OF SHARES ACCEPT THE OFFER, TENDER SHARES INTO THE OFFER, AND ADOPT THE MERGER AGREEMENT.

        UBS Securities LLC has delivered to the Company Board an opinion dated June 25, 2008, to the effect that, as of such date, and based upon and subject to various assumptions made, procedures followed, matters considered and limitations described therein, the $19.25 per Share consideration to be received in the Offer and the Merger by the holders of the Shares (other than FMA and its affiliates and their investment management clients or in any case any holder of Shares if any of such Shares are beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by any FMA person, and other than the officers and directors of the Company that hold Shares) is fair, from a financial point of view, to such holders. The opinion of UBS Securities LLC will be set forth in full as an exhibit to Amendment No. 4 to the Company's Schedule 14D-9 (as amended or supplemented from time to time, the "Schedule 14D-9") to be filed with the SEC. Holders of Shares are urged to, and should, read the Schedule 14D-9 and such opinions carefully and in their entirety when available.

        The Offer is conditioned upon, among other things, (I) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares (if any) then owned by Severstal, Purchaser, or any of Severstal's other subsidiaries, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or rights (other than the Rights) (the "Minimum Tender Condition") and (II) the period of time for any applicable review process by the Committee on Foreign Investment in the United States under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended, having expired or having been terminated prior to the expiration of the Offer (the "Exon-Florio Condition"). The Offer is also subject to certain other conditions contained in this Supplement. See Section 10 of this Supplement, which sets forth in full the conditions to the Offer.

        The applicable waiting period under the HSR Act expired at 11:59 p.m., Eastern Daylight Time, on June 30, 2008, thereby satisfying the condition referred to in the Offer to Purchase as the "HSR Condition."

        The Offer is not conditioned upon Severstal or Purchaser obtaining financing.

        The Offer to Purchase, this Supplement and the accompanying Letter of Transmittal contain important information, and should be read carefully in their entirety before you make a decision with respect to the Offer.

1.    Terms of the Offer; Expiration Date.

        The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

        Severstal, on behalf of Purchaser, has increased the price per Share to be paid in the Offer and in the Merger to $19.25 per Share, net to the seller in cash without interest, less required withholding taxes, from the original offer price of $17.00 per Share. All stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered and not withdrawn prior to the date of this Supplement), and accepted for payment on or after the Expiration Date will receive the increased offer price. The term "Expiration Date" means 5:00 p.m., New York Time, on July 18, 2008, unless further extended.

        The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the Exon-Florio Condition. All other conditions to the Offer are contained in Section 10 of this Supplement. Severstal, on behalf of Purchaser, reserves the right (subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement) to amend or waive any one or more of the terms and conditions of the Offer, other than the Minimum Tender Condition, which Severstal and Purchaser may not waive.

2.    Acceptance for Payment and Payment for Shares.

        The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

        Stockholders tendering their Shares may continue to use (i) the Letter of Transmittal previously circulated with the Offer to Purchase dated May 30, 2008 or (ii) the Letter of Transmittal circulated with this Supplement. Stockholders tendering their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase may do so using (i) the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or (ii) the Notice of Guaranteed Delivery circulated with this Supplement.

        Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase dated May 30, 2008 (and an offer price of $17.00 per Share), stockholders using such Letters of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the offer price of $19.25 per Share, net to the seller in cash, without interest and less required withholding taxes, for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the terms and conditions of the Offer.

        Shares previously tendered pursuant to the Letters of Transmittal previously circulated with the Offer to Purchase and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $19.25 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Supplement.

3.    Certain Information Concerning the Company.

        The discussion set forth in Section 7 of the Offer to Purchase is hereby amended and supplemented to add the following to the end of the fourth paragraph:

        The Company filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 on June 10, 2008.

        The discussion set forth in Section 7 of the Offer to Purchase is hereby amended and supplemented to add the following to the end of the Section:

        Preferred Share Purchase Rights.    On June 12, 2008, the Company Board declared a dividend of one Right for each outstanding share of Common Stock. The dividend was paid on June 13, 2008 to the stockholders of record at the close of business on June 13, 2008. On June 13, 2008, Esmark entered into the Rights Agreement with the Rights Agent. The Rights initially trade with, and are inseparable from, the Common Stock, and are evidenced only by certificates that represent shares of common stock. Each Right allows its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock for $60.00, once the Rights become exercisable. The Rights are not exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Company's outstanding common stock (the "Distribution Date"). If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $60.00, purchase shares of the Company's Common Stock with a market value of $120.00, based on the market price of the Common Stock prior to such acquisition. The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of such Rights Agreement, a copy of which was filed by the Company as an exhibit to its Form 8-A filed on June 13, 2008.

        Pursuant to the terms of the Merger Agreement, the Company has taken and will take all necessary action to render the Rights Agreement inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, so that the execution of the Merger Agreement and the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement do not and will not result in the ability of any person to exercise any rights under the Rights Agreement or enable or require the Rights to separate from the Shares to which they are attached or to be triggered or become exercisable or unredeemable. No Distribution Date has occurred or will occur as a result of the transactions contemplated by the Merger Agreement.

4.    Certain Information Concerning Purchaser and Severstal.

        The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

        Stockholder Support Agreement.    As a condition and inducement to Severstal's entering into the Merger Agreement, Franklin Mutual Advisers, LLC, as agent for each of the Supporting Stockholders, entered into the Support Agreement with Severstal. The Supporting Stockholders own an aggregate of 23,740,689 Shares, representing approximately 60% of the Shares outstanding as of the close of business on June 25, 2008.

        Pursuant to the Support Agreement, each Supporting Stockholder has agreed to validly tender or cause to be tendered in the Offer, within five business days after the date of this Supplement, all of such Supporting Stockholder's Shares in accordance with the terms of the Offer and, once such

Supporting Stockholder's Shares are tendered (i) to promptly notify Severstal that such Shares have been tendered and (ii) not to withdraw any of such Shares from the Offer, unless the Offer or the Support Agreement has been terminated. Each Supporting Stockholder has also agreed at every meeting of stockholders of the Company called, and at every adjournment or postponement thereof, to vote, or cause to be voted, all their Shares as follows:

  •
  in favor of (A) approval and adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, and (B) approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for the approval and adoption of the Merger Agreement on the date on which such meeting is held;

  •
  against (A) any agreement or arrangement related to or in furtherance of any third party acquisition proposal, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, (C) any other transaction the consummation of which would reasonably be expected to impede or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Severstal of the transactions contemplated by the Merger Agreement, or (D) any action that would reasonably be expected to result in (x) a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or of such Supporting Stockholder under the Support Agreement or (y) the failure of any Offer condition to be satisfied; and

  •
  in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement.

        In addition, each of the Supporting Stockholders has agreed pursuant to the Support Agreement that, unless the Support Agreement shall have been terminated in accordance with its terms, such Supporting Stockholder shall not:

  •
  directly or indirectly, (i) create or permit to exist any encumbrance on any Shares, (ii) transfer record or beneficial ownership (or both) of any Shares or any interest therein or enter into any contract with respect to any transfer of any Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any Shares, (iv) deposit or permit the deposit of any Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Support Agreement or otherwise make any representation or warranty of such Supporting Stockholder untrue or incorrect; or

  •
  exercise any appraisal rights or dissenter's rights in respect of its Shares that may arise with respect to the Merger.

        The Support Agreement contains customary representations and warranties by the Supporting Stockholders, including representations and warranties as to ownership of Shares and power and authority of each Supporting Stockholder to enter into the Support Agreement. Each Supporting Stockholder also grants Severstal an irrevocable proxy to vote such Supporting Stockholder's Shares as described above.

        The Support Agreement terminates automatically upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) any amendment to the Merger Agreement or the terms of the Offer without the Supporting Stockholders' prior written consent reducing the Offer price or decreasing the number of Shares sought to be purchased in the Offer, changing the expiration date of the Offer (except to the extent required or permitted pursuant to the Merger Agreement), imposing any condition to the Offer in addition to the conditions provided for in the Merger Agreement, or otherwise adversely affecting the holders of

Shares under the Merger Agreement or the Offer, (iv) an Adverse Recommendation Change (as defined herein) by the Company Board, or (v) November 30, 2008.

5.    Financing of the Offer and the Second-Step Merger.

        The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

        Because (i) the only consideration in the Offer is cash, (ii) the Offer is to purchase all issued and outstanding Shares and (iii) there is no financing condition to the completion of the Offer, we believe the financial condition of Severstal and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

        The aggregate amount of funds required by Severstal and Purchaser to (i) purchase all of the issued and outstanding Shares (other than any Shares already owned by Purchaser, Severstal and their subsidiaries) pursuant to the Offer, (ii) consummate the Merger, (iii) provide financing for ongoing working capital needs of the Company and (iv) pay fees and expenses relating to the Offer as well as the subsequent merger of Purchaser with and into the Company is expected to be approximately $1.1 billion (the "Transaction Financing"), of which up to a maximum of approximately $808 million could be required to purchase all of the Shares pursuant to the Offer. Severstal has cash on hand sufficient to fund the Transaction Financing.

        On June 25, 2008, Severstal entered into an Assignment and Assumption Agreement with Essar Steel, whereby Severstal purchased from Essar Steel all of the loans under certain financing arrangements between Esmark and Essar Steel. See Section 6 of this Supplement for a description of the material terms of the financing agreements between Severstal and Esmark.

6.    Background of the Offer; Contacts with the Company.

        Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

        On June 22, 2008, the arbitrator in the United Steelworkers' "right to bid" grievance arbitration with the Company set aside the Company's Memorandum of Agreement with Essar Steel.

        On June 23, 2008, the United Steelworkers assigned its rights under the "right to bid" provisions in the United Steelworkers' collective bargaining agreement with the Company to Severstal.

        From June 23, 2008 through June 25, 2008, representatives of Severstal and the Company negotiated terms of a proposed merger agreement, a proposed tender and support agreement and the refinancing of the Essar Financing Agreements.

        On June 25, 2008, Severstal and the Company entered into the Merger Agreement, under which Severstal, on behalf of Purchaser, is offering to acquire all of the outstanding Shares at the increased Offer price of $19.25 per Share, net to the seller in cash and, following which, Purchaser will be merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Severstal. In addition, as a condition and inducement to Severstal's entering into the Merger Agreement, FMA, as agent for each of the Supporting Stockholders, entered into the Support Agreement with Severstal, the material terms of which are set forth in Section 4 of this Supplement and incorporated herein by reference.

        Each of Severstal and the Company issued press releases in the afternoon of June 25, 2008, announcing execution of the definitive Merger Agreement and the Support Agreement. Severstal also announced the extension of the Offer to July 18, 2008.

        In connection with the Merger Agreement, on June 25, 2008, Severstal entered into the Assignment with Essar Steel, whereby Severstal purchased from Essar Steel all of the loans under the Term Loan Agreement dated as of May 2, 2008, by and among the Company, Esmark Steel Service Group, Inc., as borrower ("ESSG"), certain of its subsidiaries, Essar Steel, as administrative agent, and the lenders party thereto (the "ESSG Term Loan Agreement") and the Amended and Restated Term Loan Agreement dated as of May 5, 2008, by and among Wheeling-Pittsburgh Corporation ("WPC"), Wheeling-Pittsburgh Steel Corporation ("WPSC"), as borrower, Essar Steel, as administrative agent, and the lenders a party thereto (the "WPC Term Loan Agreement"). Under the terms of the Assignment, Severstal, on behalf of the Company, also paid Essar Steel certain termination and change of control fees and prepayment penalties in connection with the termination of the Memorandum of Agreement with Essar Steel, including the $25 million termination fee, inclusive of expenses, and the termination of the Essar Financing Agreements, including a $20.3 million payment in lieu of the exercise by Essar Steel of its conversion option under the Essar Financing Agreements.

        Material terms of the loan agreements are described below:

          ESSG Term Loan Agreement

          On June 26, 2008, Severstal acquired the remaining $31 million outstanding principal amount of the ESSG Term Loan Agreement. The maturity date of the loans under the ESSG Term Loan Agreement is September 30, 2009.

          Loans under the ESSG Term Loan Agreement bear interest at the three-month LIBOR rate plus 0.5% per annum payable quarterly and can be prepaid at any time and must be paid in the event of a change of control of the Company not involving Severstal. In the event of a change of control not involving Severstal, the interest rate shall retroactively increase by an additional 6.0% per annum from May 2, 2008 in addition to the interest rate thereon plus customary LIBOR breakage costs. On a change of control not involving Severstal, or earlier with the consent of the Company, Severstal, the lender under the ESSG Term Loan Agreement will have the right to purchase up to three million shares (minus the number of shares, if any, converted under the WPC Term Loan Agreement described below) of Company Common Stock at a price of $12.50 per share, instead of repayment of the corresponding amounts under the ESSG Term Loan Agreement. Any amount of the loan converted into Company Common Stock is not subject to the interest payments otherwise payable on a change of control. The ESSG Term Loan Agreement is guaranteed by the Company and secured by substantially all present and future assets of Esmark Steel Service Group and its subsidiaries.

          The ESSG Term Loan Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on permitted business activities of the Company and limitations on Esmark Steel Service Group and its subsidiaries (collectively, the "ESSG Loan Parties") with respect to indebtedness, liens, fundamental changes, investments, dispositions of assets, restrictions on certain payments including the payment of dividends, transactions with affiliates and amendment of certain material agreements of the ESSG Loan Parties.

          The ESSG Term Loan Agreement provides for customary events of default, including failure to pay any principal or interest when due, the fact that any representation or warranty made by any of the ESSG Loan Parties or the Company is materially incorrect when made, failure to comply with covenants, occurrence of a default by any ESSG Loan Party or the Company with respect to any material indebtedness, commencement of certain bankruptcy, insolvency or receivership events affecting any of the ESSG Loan Parties or the Company, occurrence of a change in control and amendment to certain material indebtedness of WPSC without prior written consent. Upon the occurrence of certain bankruptcy, insolvency or receivership events of default, all outstanding loans under the ESSG Term Loan Agreement automatically become due and payable, and upon the occurrence of other events of default, all outstanding loans under the ESSG Term Loan Agreement may be declared to be due and payable.

          The obligations under the ESSG Term Loan Agreement are secured by substantially all the assets of ESSG and its subsidiaries, subject to an intercreditor agreement with General Electric Capital Corporation, as administrative agent for the lenders of revolving loans to such obligors.

          WPC Term Loan Agreement

          On June 26, 2008, Severstal acquired the remaining $79 million outstanding principal amount of the WPC Term Loan Agreement. Pursuant to the WPC Term Loan Agreement, the maturity date of the term loan is September 30, 2009.

          The loans under the WPC Term Loan Agreement bear interest at the three-month LIBOR rate plus 0.5% per annum payable quarterly and can be prepaid at any time and must be paid in the event of a change of control of the Company. In the event of a change of control not involving Severstal, the interest rate shall retroactively increase by an additional 6.0% per annum from May 6, 2008 in addition to the interest rate thereon plus customary LIBOR breakage costs.

          On a change of control not involving Severstal, or earlier with the consent of the Company, Severstal will have the right to purchase up to three million shares (minus the number of shares, if any, converted under the ESSG Term Loan Agreement) of Esmark Common Stock at a price of $12.50 per share, instead of repayment of the corresponding amount of the loan. Any amount of the loan converted into Company Common Stock is not subject to the interest payments otherwise payable on a change of control. The WPC Term Loan Agreement is guaranteed by the Company, WPC and certain of WPSC's subsidiaries and secured by substantially all present and future assets of WPSC and its guarantor subsidiaries.

          The loans under the WPC Term Loan Agreement are secured by the collateral securing the pre-amendment and restatement WPSC term loan agreement.

          The WPC Term Loan Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on permitted business activities of the Company and limitations on WPC and its subsidiaries (collectively, the "WPC Loan Parties") with respect to indebtedness, liens, fundamental changes, investments, dispositions of assets, restrictions on certain payments including the payment of dividends, transactions with affiliates and amendment of certain material agreements of the WPC Loan Parties.

          The WPC Term Loan Agreement provides for customary events of default, including failure to pay any principal or interest when due, the fact that any representation or warranty made by any of the WPC Loan Parties is materially incorrect when made, failure to comply with covenants, occurrence of a default by any WPC Loan Party with respect to any material indebtedness, commencement of certain bankruptcy, insolvency or receivership events affecting any of the WPC or any of its Subsidiaries and the occurrence of a change in control. Upon the occurrence of certain bankruptcy, insolvency or receivership events of default, all outstanding loans under the WPC Term Loan Agreement automatically become due and payable, and upon the occurrence of other events of default, all outstanding loans under the WPC Term Loan Agreement may be declared to be due and payable.

          Esmark Note

          On June 26, 2008, Esmark delivered a promissory note to Severstal in the principal amount equal to $22,205,667, which evidences Esmark's obligations to reimburse Severstal for amounts paid by Severstal on behalf of Esmark under the Assignment with respect to (i) certain prepayment premiums due to Essar Steel under the Essar Financing Agreements, (ii) payments made in lieu of the exercise by Essar Steel of its conversion option under the Essar Financing Agreements and (iii) certain Essar Steel transaction expenses.

          The maturity date of the Esmark Note is September 30, 2009, and is unsecured.

          The obligations under the Esmark Note bear interest at the three-month LIBOR rate plus 0.5% per annum, compounded quarterly and payable at maturity. The Esmark Note can be voluntarily prepaid under certain conditions and must be paid in the event of a change of control of the Company. In the event of a change of control not involving Severstal, the interest rate shall retroactively increase by an additional 6.0% per annum from June 26, 2008 in addition to the interest rate thereon.

          The Esmark Note contains a covenant that restricts the ability of Esmark to engage in certain business operations, incur indebtedness, liabilities and financial obligations and own, lease, operate or manage assets.

          The Esmark Note provides for certain events of default, including failure to pay any principal or interest when due, the fact that any representation or warranty made by any of the Esmark Note is materially incorrect when made, failure to comply with covenants, occurrence of an event of default (after giving effect to any applicable grace or cure periods) under the ESSG Term Loan Agreement or the WPC Term Loan Agreement, commencement of certain bankruptcy, insolvency or receivership events affecting Esmark and occurrence of a change in control. Upon the occurrence of certain bankruptcy, insolvency or receivership related events of default, the principal amount of the Esmark Note automatically becomes due and payable, and upon the occurrence of other events of default, the principal amount of the Esmark Note may be declared to be due and payable.

7.    Purpose of the Offer; Plans for the Company After the Offer and the Merger.

        The discussion under the caption "The Section 203 Condition" in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

        Pursuant to the Merger Agreement, the Company Board has taken all actions necessary to render inapplicable to the Merger Agreement, the Offer, the Merger, the Support Agreement and the other transactions contemplated by the Merger Agreement, the restrictions on "business combinations" set forth in Section 203 of the DGCL, to the extent such restrictions would otherwise be applicable to the Merger Agreement, the Support Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement. No other state takeover statute or similar statute or regulation applies to the Merger Agreement, the Merger, the Offer, the Support Agreement or the other transactions contemplated by the Merger Agreement.

        The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented to add the following to the end of the Section:

        Preferred Share Purchase Rights.    Pursuant to the Merger Agreement, the Company has taken and will take all necessary action to render the Rights Agreement inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, so that the execution of the Merger Agreement and the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement do not and will not result in the ability of any person to exercise any rights under the Rights Agreement or enable or require the Rights to separate from the Shares to which they are attached or to be triggered or become exercisable or unredeemable. No Distribution Date has occurred or will occur as a result of the transactions contemplated by the Merger Agreement.

8.    Possible Effects of the Offer on the Market for Shares, NASDAQ Listing, Margin Regulations and Exchange Act Registration.

        The discussion under the caption "NASDAQ Listing" in Section 13 of the Offer to Purchase is hereby amended and supplemented to add the following to the end of the second paragraph:

        The Company filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 on June 10, 2008.

9.    The Merger Agreement.

        The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with the SEC as Exhibit (d)(2) to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Severstal with the SEC on July 2, 2008 in connection with the Offer, and is incorporated herein by reference. The Merger Agreement should be read carefully and in its entirety for a more complete description of the matters summarized below. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

        The Offer.    The Merger Agreement provides that Severstal or Purchaser will, within five business days of the date of the Merger Agreement, amend the Offer to reflect the execution and terms of the Merger Agreement. Purchaser's obligation to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition and the satisfaction or waiver of the other conditions described in Section 10 of this Supplement. Purchaser and Severstal have agreed not to (i) change or waive the Minimum Tender Condition, (ii) reduce the offer price per Share or decrease the number of Shares sought to be purchased in the Offer, (iii) change the expiration date of the Offer, except as permitted by the Merger Agreement, (iv) impose additional conditions to the Offer in addition to those set forth in Section 10 of this Supplement or (v) amend any other term of the Offer in a manner that is materially adverse to the holders of Shares, in each case, without the prior written consent of the Company. Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the conditions described in Section 10 of this Supplement, Purchaser will accept for payment and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date.

        Schedule 14D-9.    The Merger Agreement provides that the Company will file with the SEC an amendment to its Schedule 14D-9 reflecting the recommendation of the Board that holders of Shares tender their Shares into the Offer, and will disseminate the Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act. The Schedule 14D-9 will set forth that the Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and fair to and in the best interest of the holders of Shares, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer, tender Shares into the Offer, and adopt the Merger Agreement (the "Company Board Recommendation").

        Company Board Representation.    Pursuant to the Merger Agreement, effective upon the purchase of Shares pursuant to the Offer, Severstal will be entitled to elect or designate a number of directors, rounded up to the nearest whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Severstal, Purchaser and any of their affiliates bears to the total number of Shares then outstanding, provided that, as long as Severstal otherwise has the right to elect or designate a majority of directors on the Company Board, those individuals designated or elected by the United Steelworkers of America,

AFL-CIO-CLC to serve on the Company Board will count as directors designated by Severstal for purposes of this calculation.

        Top-Up Option.    Pursuant to the Merger Agreement, the Company has granted to Severstal and the Purchaser an irrevocable option to purchase that number of newly-issued Shares that is equal to one Share more than the amount needed to give the Purchaser ownership of 90% of the outstanding Shares on a fully-diluted basis (the "Top-Up Option"). The Top-Up Option will be exercisable only after the purchase of Shares by Severstal or Purchaser which results in the beneficial ownership of at least 85% of the outstanding Shares. The Purchaser will pay the Company the Offer price for each Share acquired upon exercise of the Top-Up Option.

        The Merger; Merger Consideration.    Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger") and the Company will become an indirect wholly-owned subsidiary of Severstal. At the effective time of the Merger, each issued and outstanding Share (other than those owned by the Company, Severstal, the Purchaser or any other wholly-owned subsidiary of Severstal, and those held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive the Offer price in cash, without interest.

        Representations and Warranties.    The Merger Agreement contains customary representations and warranties of the parties, including representations by the Company as to the Company's organization, capitalization, corporate authorizations, consents and approvals, filings with the SEC, absence of certain changes or events, litigation, employee benefit matters, taxes, material contracts, real property, compliance with laws, environmental matters, the Schedule 14D-9, brokers, fairness opinions, Section 203 of the DGCL and other state takeover statutes and the Rights Agreement.

        Conduct of Business by the Company Pending the Merger.    Pursuant to the Merger Agreement, the business of the Company and its Subsidiaries will be conducted in the ordinary course of business consistent with past practice, and the Company and its Subsidiaries will use their reasonable best efforts to preserve their present business organization, to keep the services of their current officers, key employees and consultants available, and to maintain good relations with material customers, suppliers, contractors, distributors and others having material business dealings with them. The Company's operations prior to closing of the Merger are further restricted by specific covenants, subject to certain exceptions and materiality standards and thresholds, limiting the Company's ability to, among other things, amend its governing documents, pay or declare dividends, issue stock or options, incur indebtedness, acquire or dispose of businesses or assets, increase compensation, enter into, amend or modify employee benefit plans or arrangements, amend or terminate material contracts, make capital expenditures, make loans, capital contributions or investments in other persons, change accounting methods or tax elections, settle material claims or litigation, adopt a plan of liquidation, merger or other reorganization, or take any action that would reasonably be expected to result in the conditions to the Merger not being satisfied.

        No Solicitation.    The Merger Agreement provides that the Company will immediately cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal. The Merger Agreement also provides that the Company will not, and will direct its Representatives not to, directly or indirectly, (i) initiate, solicit, or knowingly encourage or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or otherwise cooperate in any way with any Person (other than Severstal or any of its affiliates or Representatives) that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, or withdraw or modify in any manner adverse to Severstal, the Company Board Recommendation, or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Acquisition Proposal (any of the foregoing in this clause (iii), an "Adverse Recommendation Change"), (iv) grant (other than to Severstal or any of its affiliates or Representatives) any waiver or release under any standstill or similar agreement, or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal. The Company will promptly (and in any event within twenty-four hours) notify Severstal if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company, any of its Subsidiaries or any Representative, in each case, in connection with or which could reasonably be expected to result in an Acquisition Proposal. The Company will promptly keep Severstal fully informed in all material respects of the status and details of any Acquisition Proposal.

        For purposes of the Merger Agreement, an "Acquisition Proposal" means any bona fide proposal made by any party (other than Severstal or its affiliates) relating to any direct or indirect acquisition or purchase of at least a 20% portion of the assets of the Company or any of its Subsidiaries or of over 20% of any class of equity securities of the Company, (ii) any tender offer or exchange offer involving any class of equity securities of the Company of at least 20% of such class, (iii) any merger, consolidation, liquidation, or similar transaction involving the Company or any of its Subsidiaries, or (iv) any other transaction similar to any of the foregoing with respect to the Company or any of its Subsidiaries, in each case other than the transactions to be effected pursuant to the Merger Agreement.

        Notwithstanding the above, prior to the purchase of any Shares by Purchaser pursuant to the Offer, the Company may furnish information concerning it and its Subsidiaries to any Person pursuant to a confidentiality and standstill agreement and may negotiate and participate in discussions with such Person concerning an Acquisition Proposal if, but only if, (x) such Acquisition Proposal provides for consideration to be received by holders of all, but not less than all, of the issued and outstanding Shares and is reasonably likely to be consummated promptly, (y) such Person has on an unsolicited basis, and in the absence of any violation of the "no solicitation" provisions by the Company or any of its Representatives, submitted a bona fide, fully financed, written proposal to the Company relating to any such transaction which the Company Board determines in good faith, after receiving advice from a nationally recognized investment banking firm, is, or could reasonably be expected to be, more favorable to the holders of the Shares from a financial point of view than the Offer and the Merger or, if applicable, any proposal by Severstal to amend the terms of the Merger Agreement taking into account all the terms and conditions of such proposal and the Merger Agreement (including the expected timing and likelihood of consummation, taking into account any governmental, regulatory and other approval requirements) and which is not conditioned upon obtaining financing, and (z) in the reasonable good faith belief of the Company Board, after consultation with outside legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations would reasonably be likely to be inconsistent with the Company Board's exercise of its fiduciary duties to the Company's stockholders under applicable Law (an Acquisition Proposal which satisfies clauses (x), (y) and (z) is referred to herein as a "Superior Proposal"). The Company will promptly, and in any event within twenty-four hours following receipt of a Superior Proposal and prior to providing any such party with any material non-public information, notify Severstal of the receipt of the same.

        Except as set forth in the Merger Agreement, neither the Company Board nor any committee thereof shall (i) make an Adverse Recommendation Change or (ii) authorize the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Company Board may make an Adverse Recommendation Change or enter into an agreement with respect to a Superior Proposal (an "Acquisition Agreement"), in each case at any time after the third Business Day following the Company's delivery to Severstal of written notice advising Severstal that the Company Board has received a Superior Proposal.

        The Company may terminate the Merger Agreement and enter into an Acquisition Agreement, provided that, prior to any such termination, (i) the Company has provided Severstal written notice that it intends to terminate the Merger Agreement pursuant to this provision, (ii) within a period of three Business Days following the delivery of the notice referred to in clause (i) above, Severstal has not proposed adjustments in the terms and conditions of the Merger Agreement which the Company Board determines in its good faith judgment (after considering the advice of its financial advisor) to be as favorable to the Company's stockholders as such Superior Proposal, and (iii) at least three Business Days after the Company has provided the notice referred to in clause (i) above, the Company has delivered to Severstal (A) a written notice of termination of the Merger Agreement and (B) a wire transfer of immediately available funds in the amount of the Termination Fee and the Reimbursable Expenses.

        Directors' and Officers' Insurance.    The Merger Agreement provides that Severstal will maintain the Company's existing officers' and directors' liability insurance (or provide policies with substantially equivalent coverage) for a period of six years after the effective time of the Merger.

        Conditions to the Merger.    Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, on or prior to the effective time of the Merger, of the following conditions:

          (a)   the Merger has been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares, to the extent required;

          (b)   no statute, rule, or regulation has been enacted or promulgated by any Governmental Entity which prohibits consummation of the Merger, and there is no order or injunction of a court of competent jurisdiction in effect prohibiting consummation of the Merger; and

          (c)   Purchaser has purchased the Shares properly tendered pursuant to the Offer.

        Termination of the Merger Agreement.    The Merger Agreement provides that it may be terminated at any time prior to the effective time of the Merger:

          (a)   by mutual written consent of Severstal, Purchaser and the Company;

          (b)   by either Severstal or the Company if (i) prior to the purchase of Shares in the Offer, a court of competent jurisdiction or other Governmental Entity has issued an Order or taken other action permanently restraining or prohibiting any of the transactions contemplated by the Merger Agreement; (ii) the Offer has expired without Purchaser having purchased any Shares (other than due to a breach of the Merger Agreement by the party seeking to terminate); or (iii) the Offer has not been consummated by November 30, 2008; provided, that the right to terminate the Merger Agreement under this clause (b)(iii) is not available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of the failure of such condition;

          (c)   by Severstal if (i) (A) an Adverse Recommendation Change has occurred or (B) the Company Board has failed to publicly confirm the Company Board Recommendation with three business days of a request by Severstal to do so; (ii) the Company has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which would give rise to the failure of certain conditions and cannot be or has not been cured, in all material respects, within ten days after the giving of written notice to the Company; or (iii) the Company has violated or breached any of its obligations under the "no solicitation" provisions in any material respect; or

          (d)   by the Company, at any time prior to the purchase of the Shares pursuant to the Offer (i) if Severstal or Purchaser has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which cannot be or has not been cured, in all material respects, within ten days after the giving of written notice to Severstal; or (ii) pursuant to and in compliance with the "no solicitation" provisions.

        Termination Fees.    If:

            (i)  Severstal terminates the Merger Agreement pursuant to clauses (c)(i) or (c)(iii) above;

           (ii)  the Company terminates the Merger Agreement pursuant to clause (d)(i) above; or

          (iii)  (A) either Severstal or the Company terminates the Merger Agreement pursuant to clauses (b)(ii), (b)(iii), or (c)(ii) above, (B) prior to termination of the Merger Agreement pursuant to clauses (b)(ii), (b)(iii), or (c)(ii) above, a Person has made an Acquisition Proposal (but substituting 35% for 20% and "Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc." for "any of its Subsidiaries" in the definition thereof) or expressed any interest publicly, which is not subsequently publicly withdrawn, with respect to the making of an Acquisition Proposal (but substituting 35% for 20% and "Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc." for "any of its Subsidiaries" in the definition thereof) and (C) within twelve months after any such termination either (1) the Company enters into an agreement with respect to an Acquisition Proposal (but substituting 35% for 20% and "Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc." for "any of its Subsidiaries" in the definition thereof) which is consummated or (2) an Acquisition Proposal (but substituting 35% for 20% and "Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc." for "any of its Subsidiaries" in the definition thereof) is consummated;

then the Company shall pay to Severstal a termination fee of $24.5 million (the "Termination Fee"), plus an amount equal to Severstal's actual documented out-of-pocket fees and expenses not to exceed $2 million incurred by Severstal and Purchaser in connection with the transactions contemplated by the Merger Agreement (the "Reimbursable Expenses").

10.    Certain Conditions of the Offer.

        The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if by the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), (i) the Minimum Tender Condition shall not be satisfied, (ii) the HSR Condition or the Exon-Florio Condition shall not have been satisfied or (iii) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following events shall occur and be continuing:

          (a)   there shall be instituted or pending any suit, action or proceeding by or before any Governmental Entity against the Purchaser, Severstal or the Company (i) seeking to restrain or prohibit Severstal's or the Purchaser's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's or any of its Subsidiaries' businesses or assets, or to compel Severstal or the Purchaser or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company, the Company's Subsidiaries, Severstal or Severstal's Subsidiaries, (ii) challenging the acquisition by Severstal or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, or seeking to obtain from the Company, Severstal or the Purchaser any material damages, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose limitations on the ability of the Purchaser or Severstal to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (v) which otherwise would reasonably be expected to have a Company Material Adverse Effect (as defined below);

          (b)   there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, to the Offer or the Merger, or any other action shall be taken that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c)   since the date of the Merger Agreement, there shall have occurred any events or changes which have had, which are deemed to have had, or which would reasonably be expected to have or constitute, individually or in the aggregate, a Company Material Adverse Change (as defined below) or a Company Material Adverse Effect;

          (d)   an Adverse Recommendation Change shall have occurred;

          (e)   (i) any representation or warranty of the Company contained in the capitalization representation of the Merger Agreement shall not be true and correct in all but de minimis respects (except for any such representation or warranty made as of a specified date, which shall not be true and correct in all but de minimis respects as of such date), (ii) any of the representations and warranties of the Company contained in the authorization, board approvals or required vote representations of the Merger Agreement that is qualified as to materiality or by reference to Company Material Adverse Effect or Company Material Adverse Change shall not be true and correct in all respects, or any such representation or warranty that is not so qualified shall not be true and correct in all material respects, in each case as of the date of the Merger Agreement and at all times prior to the consummation of the Offer as if made at and as of such time (except that any such representation or warranty that is made as of a specified date that is qualified as to materiality or by reference to Company Material Adverse Effect or Company Material Adverse Change shall be true and correct in all respects as of such specified date, and any such representation or warranty that is made as of a specified date that is not so qualified shall be true and correct in all material respects as of such specified date) or (iii) any other representation or warranty of the Company in the Merger Agreement (without regard to materiality or Company Material Adverse Effect or Company Material Adverse Change qualifiers contained therein) shall not be true and correct in all respects, as of the date of the Merger Agreement or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which shall be true and correct in all respects as of such specified date), except where the failure to be so true and correct, either individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

          (f)    the Company shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement; and

          (g)   the Merger Agreement shall have been terminated in accordance with its terms.

        The foregoing conditions are for the benefit of Severstal and the Purchaser, may be asserted by Severstal or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Severstal or the Purchaser in whole or in part at any time and from time to time in the sole discretion of Severstal or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Severstal or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        The applicable waiting period under the HSR Act expired at 11:59 p.m., Eastern Daylight Time, on June 30, 2008, thereby satisfying the HSR Condition set forth above.

        "Company Material Adverse Change" or "Company Material Adverse Effect" means any effect, change, development, event or circumstance that, considered together with all other effects, changes, developments, events or circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have a material adverse effect on, (i) the business, condition (financial or otherwise), assets (tangible or intangible), liabilities (fixed, contingent or otherwise), operations of the Company and its Subsidiaries, taken as a whole, (ii) the ability of the Company to consummate the Transactions or to perform any of its obligations under this Agreement, (iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Purchaser or the Surviving Corporation, or (iv) the rights of Parent or Purchaser under the Merger Agreement relating to the Offer, the Merger or any of the other Transactions; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, a Company Material Adverse Change or Company Material Adverse Effect: (1) changes in conditions in the United States or global economy or capital or financial markets generally; (2) any effect, change, development, event or circumstance caused by the announcement, pendency or performance of this Agreement, or the consummation of the Transactions in accordance with the terms hereof; (3) any change in the trading prices or trading volume of the Shares (provided that the exception in this clause (3) shall not prevent or otherwise affect a determination that any effect, change, development, event or circumstance underlying such change has resulted in, or contributed to, a Company Material Adverse Effect); (4) liquidity constraints resulting from increased market costs for required raw materials (provided that the exception in this clause (4) shall not prevent or otherwise affect a determination that any effect, change, development, event or circumstance underlying such change has resulted in, or contributed to, a Company Material Adverse Effect); (5) delay in filing any periodic report with the SEC; (6) any delisting proceeding by the NASDAQ Stock Market as a result of the failure to file a periodic report; provided that the Company shall not be delisted; (7) a going concern qualification in connection with the Company's 2007 Form 10-K when filed; (8) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism; (9) earthquakes, hurricanes, floods or other natural disasters; (10) any change in the composition of the Company Board of Directors pursuant to Section 1.3(a); (11) the filing of or any judgment, order, ruling, decree, verdict, settlement or compromise arising from or relating to the claims made in the lawsuit styled ArcelorMittal USA Inc., ISG Acquisition Inc., Mittal Steel USA-Venture, Inc., ISG Technologies Inc. and Mittal Steel USA-Railways, Inc. v. Esmark Incorporated, E2 Acquisition Corporation, and BIP Acquisition Sub, Inc., No. 601403/08 (Sup. Ct. N.Y.); or (12) any default under the Indentures, each dated August 1, 2003, between Wheeling-Pittsburgh Steel Corporation and the Bank of New York Trust Company, N.A. as successor to Bank One, N.A., as Trustee, for failure to furnish the holders of the notes issued thereunder with financial or other information required to be provided thereunder or any failure to file such information with the SEC; provided, further, that with respect to clauses (1), (8) and (9), such effect, change, development, event or circumstance does not have a materially disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, in the industry in which the Company and its Subsidiaries operate; provided, further, that any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period shall not, in and of itself, constitute a Company Material Adverse Effect.

11.    Certain Legal Matters and Regulatory Approvals.

        The discussion under the caption "Antitrust" in Section 15 of the Offer to Purchase is amended and supplemented as follows:

        The applicable waiting period under the HSR Act expired at 11:59 p.m., Eastern Daylight Time, on June 30, 2008.

        The discussion under the caption "Exon-Florio Act" in Section 15 of the Offer to Purchase is amended and supplemented as follows:

        On June 2, 2008, Severstal notified CFIUS of the proposed acquisition of the Company. On July 1, 2008, Severstal and the Company filed a joint voluntary notification with CFIUS, confirming the contents of Severstal's notice of June 2, 2008. Severstal has requested that CFIUS complete its review of the transaction prior to July 18, 2008.

12.    Miscellaneous.

        The Offer is being made solely by the Offer to Purchase, this Supplement and the accompanying Letter of Transmittal and is being made to holders of Shares. Severstal is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Severstal becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Severstal will make a good faith effort to comply with any such law. If, after such good faith effort, Severstal cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR SEVERSTAL NOT CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

        Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Severstal has filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 of the Offer to Purchase.

OAO SEVERSTAL, on behalf of its indirect wholly-owned subsidiary to be formed prior to the expiration of this Offer.
July 2, 2008

        Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:
CITIBANK, N.A.
By mail:	By Overnight Courier:
Citibank, N.A.	Citibank, N.A.
Attn: Corporate Actions—Voluntary Offer	Attn: Corporate Actions—Voluntary Offer
P.O. Box 43011	250 Royall Street
Providence, R.I. 02940-3011	Canton, MA 02021

        Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case, as set forth below. Requests for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Severstal's expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.

MacKenzie Partners
105 Madison Avenue
New York, New York 10016
(212)929-5500 (Call Collect)
or
Call Toll-Free (800-322-2885)
Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

MERRILL LYNCH & CO.
 Four World Financial Center
250 Vesey Street
New York, NY 10080
(609)818-8000 (Call Collect)
Call Toll-Free (877)653-2948

QuickLinks

  Exhibit (a)(1)(H)
TABLE OF CONTENTS
INTRODUCTION
  1. Terms of the Offer; Expiration Date.
  2. Acceptance for Payment and Payment for Shares.
  3. Certain Information Concerning the Company.
  4. Certain Information Concerning Purchaser and Severstal.
  5. Financing of the Offer and the Second-Step Merger.
  6. Background of the Offer; Contacts with the Company.
  7. Purpose of the Offer; Plans for the Company After the Offer and the Merger.
  8. Possible Effects of the Offer on the Market for Shares, NASDAQ Listing, Margin Regulations and Exchange Act Registration.
  9. The Merger Agreement.
  10. Certain Conditions of the Offer.
  11. Certain Legal Matters and Regulatory Approvals.
  12. Miscellaneous.